UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Greater China Media and Entertainment Corporation

(Name of issuer)

Common Stock Par .00001

(Title of class of securities)

39167U209

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 39167U209
1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Knight Equity Markets, L.P., formerly Knight Securities, L.P. 22-3660471
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 16,043
	6.	Shared voting power Not applicable
	7.	Sole dispositive power 16,043
	8.	Shared dispositive power Not applicable
9.	Aggregate amount beneficially owned by each reporting person 16,043
10.	Check box if the aggregate amount in row (9) excludes certain shares*
11.	Percent of class represented by amount in row 9 5.05% based on a 1 for 100 reverse Stock Split the Issuer underwent on July 14, 2009
12.	Type of reporting person* BD

ITEM 1	(a).	Name of Issuer

Greater China Media and Entertainment Corporation

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

Room 1401 Building A Runfengde, No. 60 Anli Road, Chaoyang District Beijing, 100101

ITEM 2	(a).	Names of Persons Filing

Knight Equity Markets, L.P., formerly Knight Securities, L.P.

ITEM 2	(b).	Address of principal business office

545 Washington Blvd., 3rd Floor Jersey City, NJ 07310

ITEM 2	(c).	Citizenship

Delaware

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

N/A

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

	(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a) Amount beneficially owned 16,043

(b) Percent of class 5.05%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 16,043

(ii) shared power to vote or to direct the vote Not applicable

(iii) sole power to dispose or to direct the disposition of 16,043

(iv) shared power to dispose or to direct the disposition of Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

Knight Equity Markets, L.P.

By:	/S/ MICHAEL CORRAO
Michael Corrao
Director of Compliance